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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                        SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934

                      (Amendment No. 23)


                       Alexander's, Inc.
                       (Name of Issuer)


            Common Stock, par value $1.00 per share
                (Title of Class of Securities)


                           014752109
                        (CUSIP Number)


                        Mr. Steven Roth
                     Interstate Properties
                         Park 80 West
                           Plaza II
                Saddle Brook, New Jersey  07662
                       (201) 587-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           Copy to:

                      Janet T. Geldzahler
                      Sullivan & Cromwell
                       125 Broad Street
                   New York, New York  10004
                        (212) 558-3869

                       February 6, 1995
    (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

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- --------------------
CUSIP NO. 014752109
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Interstate Properties
            22-1858622
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [X]

                                             (b)  [ ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
     N/A
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         1,354,568
    SHARES     ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           1,354,568
    WITH       ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,821,136 (includes 113,100 shares held by Vornado Realty Trust and 1,353,468 shares which Vornado Realty Trust has the right to buy)
- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.4%
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN

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          This Amendment No. 23 amends the Schedule 13D

Statement originally filed by Interstate Properties on

September 26, 1980.

Item 1.   Security and Issuer.

          (a)  The class of equity securities to which this

Statement relates is the Common Stock, par value $1.00 per

share (the "Shares"), of Alexander's, Inc., a Delaware

corporation (the "Company"), which has its principal executive offices at 31 West 34th Street, New York, New York 10001.


Item 2.   Identity and Background.

          (a), (f)  This Statement is being filed by

Interstate Properties, a New Jersey general partnership

("Interstate").  Interstate owns 31% of the common shares of beneficial ownership of Vornado Realty Trust, a Maryland real estate investment trust ("Vornado").

          (b)  Interstate's principal executive offices are

located at Park 80 West, Plaza II, Saddle Brook, N.J. 07662.

Vornado's principal executive offices are located at Park 80

West, Plaza II, Saddle Brook, N.J. 07662.

          (c)  The principal business of Interstate is real

estate and investments.  The principal business of Vornado is real estate, principally the ownership and operation of strip shopping centers.  The name, business address and principal

occupation (including the name, principal business

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and address of any corporation or other organization in which such employment is conducted) of each of the general partners of Interstate is listed on Annex A hereto.  Each of such

persons is a United States citizen.

          (d) - (e)  During the last five years, none of

Vornado, Interstate or any of the persons listed on Annex A

has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a

civil proceeding of a judicial or administrative body of

competent jurisdiction as a result of which such entity or

person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or

finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

All shares of Common Stock owned by Interstate were acquired with the working capital of Interstate.


Item 4.   Purpose of Transaction.

          Interstate acquired the Shares described in Item 5

for investment purposes.  By virtue of the fact that

Mr. Steven Roth, a general partner of Interstate, is the

Chairman of the Board and Chief Executive Officer of Vornado,

and that the three general partners of Interstate are trustees of Vornado, Interstate may be deemed to be

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acting in concert with Vornado.  Accordingly, Interstate would beneficially own all Shares owned by Vornado.

          On February 6, 1995, Vornado entered into a Stock

Purchase Agreement with Citibank, N.A. to acquire the

1,353,468 shares owned by Citibank, N.A. for $40.50 per share in cash.  The closing of such purchase is subject to the

Company's ability to qualify in 1995 as a real estate

investment trust and approval by the United States Bankruptcy

Court for the Southern District of New York of the management agreement entered into and the loan agreement to be entered

into between Vornado and the Company.

          In connection with the execution of the Stock

Purchase Agreement, Vornado and Interstate Properties also

agreed with the Company to a Standstill and Corporate

Governance Agreement, whereby the aggregate ownership in the

Company by Vornado and Interstate and their affiliates and

associates will not exceed 66.65% for three years, David

Mandelbaum and Russell Wight (trustees of Vornado and general partners of Interstate Properties) will fill two of the

vacancies created by the resignation of the Citibank directors on the Company's Board and the two independent directors of

the Company may select a third independent director, the

independent directors will not be removable other than for

cause for a period of three years and if an independent

director resigns, the other two will select a replacement, the independent directors will be provided with

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a reasonable budget to employ investment bankers, counsel or other professionals as they determine to be necessary, Vornado and Interstate will not for a period of three years cause a

merger or other business combination of Vornado or Interstate and the Company without the approval of the majority of the

independent directors and if Vornado and Interstate wish to

sell, in the aggregate, Shares in an amount in excess of the greater of (i) 30% of the outstanding Shares and (ii) a

majority of the Shares held by Interstate and Vornado and

their affiliates and associates at a price equal to or greater than 115% of the then existing market price, they may only do so on terms that permit the other stockholders to sell on the same terms.  The foregoing is qualified by reference to such agreement, which is attached hereto as Exhibit 2.

          Whether or not the purchase contemplated by the

Stock Purchase Agreement is consummated, Interstate will

continue to assess its investment in the Company and,

depending on market conditions and other factors as well as

the terms of the Standstill and Corporate Governance

Agreement, may dispose of all or any portion of the Shares it now owns or may hereafter acquire, seek to engage in

extraordinary corporate transactions, such as a merger or

other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary

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transaction could involve one or more additional parties),

engage in discussions with the management and/or other

significant stockholders of the Company and take any other

action which Interstate may deem to be appropriate in the

circumstances.


Item 5.   Interest in Securities of the Issuer.

          (a) - (b) Interstate owns 1,354,568 Shares (27.1% of

the 5,000,850 Shares reported by the Company as outstanding as of November 4, 1994 in its Quarterly Report on Form 10-Q for

the three months ended September 30, 1994).  Interstate has

sole voting and dispositive power with respect to such Shares.

 While, as noted previously, Interstate may be deemed to bene-

ficially own all Shares held by Vornado (113,100 (2.3%)

directly and the right to acquire 1,353,468 Shares (27.1%)

from Citibank, N.A.), Interstate does not have sole or shared voting or dispositive power with respect to such Shares.

Including the Shares Vornado beneficially owns, Interstate

would own 2,821,136 Shares (56.4%).  In addition, Mr. Roth, a general partner of Interstate, owns 9,700 shares, as to which he has sole voting and dispositive power.

          (c)  Other than the execution of the Stock Purchase

Agreement, there have been no transactions in the Shares

effected by Vornado or Interstate or any of the general

partners of Interstate in the past sixty days.

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          (d)  Not applicable.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          See Item 4 for a description of the Stock Purchase

          Agreement and the Standstill and Corporate

          Governance Agreement.


Item 7.   Material to be Filed as Exhibits.

          (1)  Stock Purchase Agreement, dated February 6,

               1995.

          (2)  Standstill and Corporate Governance Agreement,

               dated February 6, 1995.

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                           SIGNATURE

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 6, 1995

                              INTERSTATE PROPERTIES



                              By: /s/ STEVEN ROTH
                                   Steven Roth,
                                   General Partner

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                            Annex A


  Name                                        Business Address                               Principal Occupation

  Steven Roth(1)                              Vornado Realty Trust(2)                        General Partner of Interstate and
                                                                                             Chairman of the Board and Chief
                                                                                             Executive Officer of Vornado

  David Mandelbaum(1)                         Mandelbaum & Mandelbaum
                                              80 Main Street
                                              West Orange, N.J. 07052                        Partner in law firm

  Russell B. Wight, Jr.(1)                    Interstate Properties
                                              c/o Vornado Realty Trust(2)                    General Partner of Interstate



































_______________________

1    General Partner of Interstate Properties

2    Vornado's address is Park 80 West, Plaza II, Saddle Brook,
     New Jersey 07662